15027497

SECURITI... ...SSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 8 2015
WASH., DC
189

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2014 (MM/DD/YY) **AND ENDING** 6/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JKR & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 S. Coast Highway, Suite 202
(No. and Street)

Laguna Beach, California 92651
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kemp Richardson (949) 497-4825
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson CPA
(Name - if individual, state last, first, middle name)

18425 Burbank Boulevard, Suite 606, Tarzana, CA 91356
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Kemp Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JKR & Company Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE)

On August 26, 2015 before me U. TED GIESEN, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared J. KEMP RICHARDSON,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument ~~and acknowledged~~ to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

U. TED GIESEN
COMM. # 2092223
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC 4, 2018
RRS2

Signature [signature] **(Seal)**

JKR & COMPANY INC.

Financial Report
And
Report of Independent Registered
Public Accounting Firm

June 30, 2015

JKR & COMPANY INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company Inc.
Laguna Beach, California

I have audited the accompanying statement of financial condition of J.K.R. & Company Inc. as of June 30, 2015 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of J.K.R. & Company Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.K.R. & Company Inc. as of June 30, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended June 30, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of J.K.R. & Company Inc.'s financial statements. The supplemental information is the responsibility of J.K.R. & Company Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 21, 2015

JKR & COMPANY INC.

Statement of Financial Condition

June 30, 2015

ASSETS

Cash and cash equivalents	$ 34,922
Marketable securities, at fair market value	635,239
Deposits with clearing firm	23,728
Due from stockholder	2,500
Fixed assets, less accumulated depreciation of $75,270	7,737
	$704,126

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 62,871
Due to clearing firm	3,831
Deferred income taxes	55,631
Total liabilities	122,333
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	15,000
Additional paid-in capital	314,003
Retained earnings	252,790
Total stockholder's equity	581,793
	$704,126

See notes to financial statements.

JKR & COMPANY INC.

Statement of Income

Year Ended June 30, 2015

Revenues	
Commissions	$1,065,374
Net investment income	47,231
Management fees	77,050
Interest	17,289
Other income	7,236
Total revenues	1,214,180
Expenses	
Commissions and floor brokerage	877,066
Compensation and benefits	152,471
Occupancy	22,503
Travel and entertainment	23,793
Depreciation	14,366
Outside services	45,434
Communications	8,404
Interest	219
Other	15,826
Total expenses	1,160,082
Income before income tax expense	54,098
Less income tax expense	22,286
Net income	$ 31,812

See notes to financial statements.

JKR & COMPANY INC.

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2015

	Common Stock		*Additional Paid-in*	*Retained*	
	Shares	***Amount***	***Capital***	***Earnings***	***Total***
Balance, beginning of year	2,000	$15,000	$314,003	$ 220,978	$549,981
Net income	-	-	-	31,812	31,812
Balance, end of year	2,000	$15,000	$314,003	$252,790	$581,793

See notes to financial statements.

JKR & COMPANY INC.

Statement of Cash Flows

Year Ended June 30, 2015

Cash flows from operating activities	
Net income	$ 31,812
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	14,366
Net investment income	(47,231)
Changes in operating assets and liabilities	
Deposits with clearing firm	36,360
Accounts payable and accrued liabilities	16,896
Income taxes payable	(4,191)
Net cash from operating activities	48,012
Cash flows from investing activities	
Due from stockholder	(2,500)
Securities owned	(19,446)
Net cash from investing activities	(21,946)
Cash flows from financing activities	
Payment of note payable	(15,984)
Net increase in cash and cash equivalents	10,082
Cash and cash equivalents	
Beginning of year	24,840
End of year	$ 34,922
Supplemental disclosure of cash flow information	
Interest paid	$ 219
Taxes paid	$ 26,477

See notes to financial statements.

JKR & COMPANY INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. JKR & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5-7 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2015 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2015.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Debt securities: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2015:

	Level 1	*Level 2*	*Level3*	*Total*
Securities owned				
Money market funds	$ 70,283	$ -	$ -	$ 70,283
U.S. Treasury securities	36,278			36,278
Equity securities	528,678	-	-	528,678
	$635,239	$ -	$ -	$635,239

3. NOTE PAYABLE

The Company had a note payable in monthly installments of $575 including interest at 3% per annum plus a final payment of $12,280 at the maturity date of December 6, 2015. The Company paid off this note during fiscal 2015.

4. INCOME TAXES

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2012. The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

Computed "expected" federal income tax expense	$ 18,393
State income tax, net of federal benefit	3,246
Recognition of deferred taxes and tax rate changes	647
Income tax expense	$ 22,286

At June 30, 2015, the Company had net deferred tax assets and liabilities as follows:

Unrealized investment income	$ 50,106
Accelerated depreciation	5,525
Deferred tax liability	$ 55,631

5. RELATED PARTY TRANSACTIONS

The Company rents office space from its president. The rental agreement is on a month to month basis. For the year ended June 30, 2015, the Company paid rent expense of $18,000 under this agreement.

6. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the trust are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company made contributions of $27,250 for fiscal 2015.

7. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2015 was 0.25 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2015, the Company had net capital of $488,643 which was $388,643 in excess of the amount required by the SEC.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

9. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2015, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through August 21, 2015 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

JKR & COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2015

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$581,793	$610,963	$(29,170)
Less non-allowable assets			
Petty cash	(100)	(100)	-
Due from stockholder	(2,500)	-	(2,500)
Furniture and equipment	(7,737)	(16,657)	8,920
Net capital before charges on security positions	571,456	594,206	(22,750)
Less charges on security positions			
Undue concentration	(844)	(844)	-
Marketable securities	(81,969)	(81,969)	-
Net capital	$488,643	$511,393	$(22,750)
Aggregate indebtedness from statement of financial condition	$122,333	$ 99,582	$ 80,066
Ratio of aggregate indebtedness to net capital	0.25	0.19	
Minimum net capital required	$100,000	$100,000	

Note: The differences result primarily from audit adjustments to accrued liabilities and fixed assets.

JKR & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2015; and a reconciliation to that calculation is not included herein.

JKR & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2015

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company Inc.
Laguna Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.K.R. & Company Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K.R. & Company Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) J.K.R. & Company Inc., stated that J.K.R. & Company Inc., met the identified exemption provision throughout the most recent fiscal year without exception. J.K.R. & Company Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about J.K.R. & Company Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 21, 2015

J.K.R. & CO. INC.
Broker / Dealer • Investment Counselor

1540 S. COAST HWY., STE. 202
LAGUNA BEACH, CA 92651
Phone (949) 497-4825
(800) 205-8559

August 21, 2015

Assertions Regarding Exemption Provisions

I, as Director of Management of JKR & Company, Inc. ("The Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's Designated Examining Authority (DEA). One of the reports to be included in the annual filing is an Exemption Report prepared by an Independent Public Accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of The Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k) (2) (ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting July 1, 2014 through June 30, 2015.

JKR & Company, Inc.

By: [signature]
James Kemp Richardson, President

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
J.K.R. & Company Inc.
Laguna Beach, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2015, which were agreed to by J.K.R. & Company Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J.K.R. & Company Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J.K.R. & Company Inc.'s management is responsible for the J.K.R. & Company Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended June 30, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended June 30, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 21, 2015

JKR & COMPANY INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2015

Total revenue	$1,214,180
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(76,009)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(369,129)
Net gain from securities in investment accounts	(47,231)
40% of margin interest earned on customers securities accounts	(1190)
SIPC net operating revenues	$ 720,621
General assessment @ .0025	$ 1,802
Less payment	
January 28, 2015	(891)
Balance due	$ 911